TITAN AMERICA SA Public limited liability company (société anonyme) 37 Square de Meeûs, 1000 Brussels, Belgium 1011.751.174 (RLE Brussels, French-speaking division) CONVENING NOTICE The Board of Directors of Titan America SA (the Company) is pleased to invite the shareholders of the Company to the Extraordinary and Ordinary General Meetings of Shareholders (each, a Meeting respectively, and together, the Meetings) to be held on Tuesday, May 6, 2025, at 15:30 and 16:00 CET respectively, at the offices of Allen Overy Shearman Sterling (Belgium) LLP located at av. Tervueren 268A, 1150 Brussels, Belgium. In order to facilitate the keeping of the attendance list on the day of the Meetings, shareholders and their representatives as the case may be, are invited to register as of 15:15 CET. Shareholders who wish to participate at the Meetings without attending in person have the option to do so by proxy or by voting card before the Meetings. Further instructions as to the modalities of participation are set out below. AGENDA OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS (1) Amendment of article 32 of the Company’s Articles of Association. Proposed resolution: The Meeting decides to amend the first paragraph of article 32 of the Company’s articles of association as follows: “Each year, the ordinary meeting of shareholders is held on the Tuesday that precedes the second Thursday of the month of May at 09:00 a.m. CET, in Brussels (Belgium), or on any such place and at any such date and time as may be indicated in the convening materials for the ordinary general meeting. If such day is a legal public holiday in Belgium or the US, the meeting shall take place at the same hour on the preceding or following working day, as decided by the board of directors”. (2) Power of attorney. Proposed resolution: The Meeting grants the notary, or any other notary and/or collaborator of "BERQUIN NOTAIRES" SRL, all powers to draw up the text of the coordination of the articles of association of the Company, to sign it and to deposit it in the electronic database provided for this purpose, in accordance with the applicable legal provisions. In order to be adopted, the proposed resolution of the first item on the agenda of this Meeting requires a quorum of half of the capital and a majority of three fourths of the votes cast at the Meeting. The proposed resolution of the second item on the agenda requires a simple quorum and a simple majority of the votes cast at the Meeting. Exhibit No. 99.2

-2- AGENDA OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS (1) Acknowledgement of the Annual Report of the Board of Directors and the Report of the Statutory Auditor on the annual accounts of the Company for the shortened financial year ended December 31, 2024. (2) Approval of the Statutory Annual Financial Statements for the shortened financial year ended December 31, 2024, and allocation of the result. Proposed resolution: Approval of the Statutory Annual Financial Statements relating to the financial year ended December 31, 2024, and allocation of the result as set out therein. (3) Distribution out of the Company’s available issue premium. Proposed resolution: Approval of the distribution, out of the Company’s available issue premium, of (a gross amount of) USD 0.20 per share, whereby the Board of Directors shall be accorded the discretionary power to pay out the distribution in several instalments, determine the size of an instalment, and set an ex-date, a record date, and a payment date for any distributions out of the available issue premium account as approved hereunder. (4) Discharge to the members of the Board of Directors from any liability arising from the performance of their duties during the financial year ended December 31, 2024. Proposed resolution: Discharge to the following persons for the exercise of their mandate as directors during the financial year ended December 31, 2024: Nikolaos Andreadis, Nikolaos Birakis, Michael Colakides and Grigorios Dikaios. (5) Discharge to the statutory auditor of the Company from any liability arising from the performance of their duties during the financial year ended December 31, 2024. Proposed resolution: Discharge to the statutory auditor of the Company, PricewaterhouseCoopers Réviseurs d'Entreprises SRL, with registered office at 1831 Diegem, 5 Culliganlaan, Brussels, represented by Didier Delanoye, for the performance of its mandate during the financial year ended December 31, 2024. (6) Power of attorney. Proposed resolution: The Meeting decides to grant a special power of attorney to Jan Moriaux, Michael Colakides, Vassilios (Bill) Zarkalis, John Christy, Lawrence (Larry) Wilt, Grigorios Dikaios, Nikolaos Andreadis, as well as to Sophie Rutten, Jasper Clarys and Susana Gonzales or any other lawyer or associate of Allen Overy Shearman Sterling (Belgium) LLP, each acting independently, in order to draft, execute and sign all documents, instruments, acts and formalities and to give all necessary or useful instructions to implement the aforementioned resolutions, including, but not limited to, the filing of the annual accounts closed on December 31, 2024, and the annual report and the statutory auditor’s report relating thereto, with the National Bank of Belgium, and the completion of the necessary publication formalities, with the right to delegate. In order to be adopted, the proposed resolutions of the items on the agenda of this Meeting require a simple quorum and a simple majority of the votes cast at the Meeting.

-3- ADMISSION FORMALITIES AND PARTICIPATION TO THE MEETING In order to attend and vote to these Meetings, shareholders are required to comply with article 35 of the Company’s Articles of Association. (1) Registration Date and Notification Date: In accordance with article 35 of the Company’s Articles of Association, the Board of Directors sets (i) the registration date for the Meetings on Thursday, April 24, 2025, at 11:59 p.m. CET (the Registration Date) and (ii) the deadline for holders of shares issued by the Company to notify their participation to the Meetings on Friday, May 2, 2025 at 11:59 p.m. ET (the Notification Deadline). Only persons owning shares issued by the Company on the Registration Date, who have notified their intention to participate to the Meetings by the Notification Deadline, shall be entitled to participate to and vote at the Meetings. (2) Registration: The right to participate to and vote at the Meetings is only granted on the basis of the registration of the shares on the Registration Date as follows: a. For holders of shares directly reflected in the US share register (i.e. not through DTCC): The shareholders that are directly reflected on the volume of the Company’s share register that is held in the United States and managed by Computershare (the US Share Register) may only be admitted to the Meetings if their ownership of the shares is reflected in the US Share Register on the Registration Date. The Company’s US transfer agent will, no later than the day after the Registration Date, provide the Company directly or indirectly with a shareholder list at the Registration Date that contains all the registered shareholders whose holding is directly reflected in the US Share Register. The Company shall determine the ownership of the relevant shares at the Registration Date solely based on the aforementioned information. b. For holders of shares indirectly reflected in the US Share Register (i.e. through DTCC): The shareholders that are indirectly reflected on the US Share Register, through Cede & Co., the nominee holder of the shares held for the beneficial owners through the DTCC system, may only be admitted to the Meetings if their ownership of the shares is included in the information provided to the Company no later than the day after the Registration Date through the broker, financial institution or other intermediary of such shareholder. The Company shall determine the ownership of the relevant shares at the Registration Date solely based on the aforementioned information. (3) Notification of attendance: In order to participate to, and vote at, the Meetings, shareholders must notify the Company or the person designated for this purpose by the Company of their intention to attend the Meetings, indicating the number of shares with which they wish to participate, whereby: a. For holders of shares directly reflected in the US Share Register (i.e. not through DTCC): The shareholders that are directly reflected on the US Share Register that seek to notify the Company of their intention to participate must ensure that the notice of attendance form is duly completed. b. For holders of shares indirectly reflected in the US Share Register (i.e. through DTCC): The shareholders that are indirectly reflected on the US Share Register through Cede & Co., the nominee holder of the shares held for the beneficial owners through the DTCC system, that seek to notify the Company of their intention to participate must ensure that the notification of attendance is duly completed and that such form is accompanied by a certificate from a broker,

-4- financial institution or other intermediary indicating that such shareholder was the owner of such shares on the Registration Date. The notification of attendance form is available upon request via email at general- meeting@titanamerica.com. The signed notification must be sent electronically by email to the following address general-meeting@titanamerica.com or physically, to the Company’s registered office (for the attention of Jan Moriaux). The Company must receive this notification at the latest on the Notification Deadline. Only the persons who are shareholders of the Company on the Registration Date and who have complied with the above admission formalities by the Notification Deadline will be authorized to attend the Meetings. The Company encourages its shareholders to participate at the Meetings through a signed proxy or voting card (as further explained below). If a shareholder attends the Meetings in person, it may revoke its signed proxy until the Notification Deadline. The submission of a proxy or a voting card, as the case may be, accompanied by the requisite certificate from a broker, financial institution or other intermediary as regards the shareholder indirectly reflected on the US Share Register, shall also qualify as a notification of attendance, provided that the signed proxy reaches the Company at the latest on the Notification Deadline. VOTING BY PROXY Shareholders wishing to be represented at the Meetings by a proxy must designate their proxyholder and, as the case may be, indicate their voting instructions using the form prepared by the Company, which is available upon request via email at general-meeting@titanamerica.com, provided that they have complied with the admission formalities set out above. The appointment of a proxyholder may take place in paper form or electronically. The signed paper form must be received by the Company at the latest on the Notification Deadline. The duly completed and signed form, as the case may be, accompanied by the requisite certificate from a broker, financial institution or other intermediary as regards the shareholder indirectly reflected on the US Share Register, must be sent electronically to the e-mail address general-meeting@titanamerica.com or physically, to the Company’s registered office (for the attention of Jan Moriaux) within the abovementioned period. REMOTE VOTING BY CORRESPONDENCE THROUGH VOTING CARD In accordance with Article 36 of the Company’s Articles of Association, shareholders may vote remotely before the Meetings, by correspondence, using the voting card available upon request via email at general-meeting@titanamerica.com, provided that they have complied with the admission formalities set out above. The voting card must be received by the Company at the latest on the Notification Deadline. The duly completed and signed voting card, as the case may be accompanied by the requisite certificate from a broker, financial institution or other intermediary as regards the shareholder indirectly reflected on the US volume of the share register, must be sent electronically to the e-mail address general-

-5- meeting@titanamerica.com or physically, to the Company’s registered office (for the attention of Jan Moriaux) within the abovementioned period. QUESTIONS In accordance with Article 38 of our Articles of Association, if a shareholder wishes to submit written questions that relate to items on the agenda of the Meetings, to the members of the Board of Directors and/or to the statutory auditor, said shareholder must ensure that the Company receives these written questions in advance of the Meetings and at the latest on the sixth day preceding the day of the Meetings, i.e. no later than Wednesday, April 30, 2025. Shareholders of the Company may also submit questions that relate to items on the agenda of the Meetings to the members of the Board of Directors and/or to the statutory auditor during the course of the Meetings, provided that the shareholder asking the question(s) has complied with the admission formalities set out above. COMMUNICATION WITH THE COMPANY AND AVAILABILITY OF DOCUMENTS The Company recommends and encourages its shareholders to make use of e-mail for all communications with the Company regarding the Meetings. The Company’s email address for such communications is: general-meeting@titanamerica.com. If shareholders who have complied with the admission formalities set out above want to receive the financial statements and reports by email, they should address such request to general- meeting@titanamerica.com. DATA PROTECTION The Company processes information about shareholders which constitute personal data. The Company’s Privacy Notice is available on the Company’s website (link: www.titanamerica.com). On behalf of the Board of Directors